UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. )*
                          The B.F.Goodrich Company
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                              (Name of Issuer)



                    Common Stock Par Value $5 Per Share
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                       (Title of Class of Securities)

                                 382388106
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                               (CUSIP Number)

                         Robert J. Tubbs, Secretary
                           Coltec Industries Inc
                             3 Coliseum Centre
                           2550 West Tyvola Road
                      Charlotte, North Carolina 28217
                               (704) 423-7000

                                 Copies to:

                           George W. Bilicic, Jr.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                          New York, New York 10019
                               (212) 474-1000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)
                             November 22, 1998
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          (Date of Event which Requires Filing of this Statement )

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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CUSIP No..........................................................382388106
         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of Above Persons (entities only).

             Coltec Industries Inc
             IRS # 13-1846375

         2.  Check the Appropriate Box if a Member of a Group
             (a) .....................................................[ ]
             (b) .....................................................[ ]

         3.  SEC Use Only ............................................

         4.  Source of Funds.......................................WC, OO

         5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
             to Items 2(d) or 2(e)....................................[ ]

         6.  Citizenship or Place of Organization.............Pennsylvania

Number of      7. Sole Voting Power..14,792,612 shares of Common Stock*
Shares
Beneficially   8. Shared Voting Power...............................  0
Owned by
each           9. Sole Dispositive Power.14,792,612 shares of Common Stock*
Reporting
Person With   10. Shared Dispositive Power..........................  0

         11. Aggregate Amount Beneficially Owned by Each
             Reporting Person.................................. 14,792,612*

         12. Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares*....................................................[ ]

         13. Percent of Class Represented by Amount
             in Row (11).................19.9% of the number of shares of
                                         Common Stock

         14. Type of Reporting Person................................... CO

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* Beneficial Ownership of 14,792,612 shares of Common Stock reported hereunder is so being reported solely as a result of the Option Agreement described in Item 4. The Option (as defined in Item 3) granted pursuant to the Option Agreement has not yet become exercisable. Because the Option will not become exercisable unless and until certain specified events occur, Coltec Industries Inc expressly disclaims beneficial ownership of all such shares.


Item 1.  Security and Issuer

         This statement relates to the common stock, par value $5 per share ("Common Stock"), of The B.F.Goodrich Company, a corporation formed under the laws of the State of New York (the "Issuer"), the principal executive offices of which are located at 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9368.


Item 2.  Identity and Background

          (a)-(c) and (f) This statement is being filed by Coltec Industries Inc, a corporation formed under the laws of the Commonwealth of Pennsylvania ("Coltec"). The principal business offices of Coltec are located at 3 Coliseum Centre, 2550 West Tyvola Road, Charlotte, North Carolina 28217. As of the date of this Schedule 13D, Coltec and its consolidated subsidiaries manufacture and sell a diversified range of highly-engineered aerospace and industrial products in the United States and, to a lesser extent, abroad. Coltec's operations are conducted through two principal segments: its Aerospace and Industrial Segments.


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          The names of the directors and executive officers of Coltec and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I, which Schedule is incorporated herein by reference.

          Other than executive officers and directors, to the best of Coltec's knowledge, there are no persons controlling or ultimately in control of Coltec.

          (d)-(e) Neither Coltec nor, to the best of its knowledge, any of the persons listed in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Coltec nor, to the best of its knowledge, any of the persons listed in Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          As more fully described in Item 4, the Issuer has pursuant to the Option Agreement granted to Coltec an irrevocable option pursuant to which Coltec has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 14,792,612 shares of Common Stock (subject to customary anti-dilution adjustments) at a price per share of $35.9375 (the "Option"). Certain terms of the Option are summarized in Item 4.

          If the Option were exercisable and Coltec were to exercise the Option on the date of this Schedule 13D, the funds required to purchase the shares of Common Stock issuable upon exercise would be $531,609,494. It is currently anticipated that funds to finance such purchase would be derived from a combination of working capital and borrowings, although no definitive determination has been made at this time as to the source of such funds and no agreement is currently in place that would allow for the borrowing of such funds. Pursuant to the terms of the Option Agreement, Coltec can perform a cashless exercise of the Option, which would allow Coltec to obtain the benefits of the Option but would require no expenditure of funds.

Item 4.  Purpose of Transaction

         (a)-(j)  Summary of the Terms of the Merger Agreement:

          The Issuer, Coltec and Runway Acquisition Corporation have entered into an Agreement and Plan of Merger, dated as of November 22, 1998 (the "Merger Agreement"), pursuant to which Runway Acquisition Corporation, a wholly-owned subsidiary of the Issuer, will merge into Coltec (the "Merger"). Coltec will be the surviving corporation (the "Surviving Corporation") of the Merger and will, after the Merger is completed, be a wholly-owned subsidiary of the Issuer. The Articles of Incorporation and the Bylaws of Runway Acquisition Corporation that are in effect immediately prior to the effective date of the Merger will become the Articles of Incorporation and the Bylaws of the Surviving Corporation after the Merger. The directors and officers of Runway Acquisition Corporation, immediately before the effective date of the Merger, will become the directors and officers of the Surviving Corporation; however, it is anticipated that the current members of Coltec's operating management will generally remain in place and be integrated into existing business units of the Issuer or operate separate business units of the Issuer. The Board of Directors of the Issuer will be increased from 12 to 15 members. At the effective date of the Merger, each outstanding share of common stock of Coltec will be converted into .56 of a share of Common Stock (plus cash in lieu of fractional shares and together with the associated preferred share purchase rights under the Issuer's rights plan), subject to customary anti-dilution adjustments.

          Upon consummation of the Merger, the Coltec common stock will be delisted from trading on the New York Stock Exchange and the Pacific Exchange, where it currently trades under the symbol "COT," and Coltec will no longer be required to file periodic reports under Section 12(b) of the Act (although Coltec may have continuing reporting obligations under Section 15(d) of the Act by reason of various outstanding debt securities).

          The Merger Agreement contains certain customary restrictions on the conduct of the business of Coltec pending consummation of the Merger, including, but not limited to, not declaring, setting aside or paying any dividend or other distribution payable in cash, stock or property in respect of any capital stock of Coltec.

          Consummation of the Merger is subject to the satisfaction or waiver of certain conditions, including, but not limited to, approval of the Merger by the holders of shares of Coltec common stock, approval of the issuance of shares of Common Stock in accordance with the terms of the Merger Agreement by the holders of shares of Common Stock, the receipt of certain regulatory approvals, and the satisfaction of certain other customary conditions.


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         Summary of the Terms of the Option Agreement:

          In connection with the Merger Agreement, Coltec and the Issuer entered into a stock option agreement, dated as of November 22, 1998 (the "Option Agreement"). Simultaneously with the execution of the Option Agreement, Coltec and the Issuer entered into a corresponding stock option agreement providing for the issuance to the Issuer of up to 19.9% of the common stock of Coltec on substantially identical terms as are set forth in the Option Agreement.

          Pursuant to the Option Agreement, the Issuer granted to Coltec an Option to purchase, subject to customary anti-dilution adjustments, up to 14,792,612 shares of Common Stock at a price per share of $35.9375, or 19.9% of the issued and outstanding shares of Common Stock. In no event will the number of shares of Common Stock issuable upon exercise of the Option exceed 19.9% of the issued and outstanding shares of Common Stock.

          Coltec may only exercise the Option in whole, but not in part, at any time after the Merger Agreement is terminated and the Issuer has become obligated to pay the Termination Fee (as defined in the Merger Agreement) to Coltec. This is defined as the Trigger Event in the Option Agreement. Pursuant to the Merger Agreement, the Issuer would be required to pay the Termination Fee to Coltec if the Merger Agreement is terminated by either Coltec or the Issuer if (1) the Board of Directors of the Issuer has accepted or resolved to accept a Superior Proposal (as defined in the Merger Agreement) or refused to affirm its recommendation concerning the Stock Issuance Proposal (as defined in the Merger Agreement) within 10 business days after receipt of any written request from Coltec to do so at any time when an Acquisition Proposal (as defined in the Merger Agreement) with respect to the Issuer has been made and not rejected by the Board of Directors of the Issuer or (2) the shareholders of the issuer have not approved the Stock Issuance Proposal, an Acquisition Proposal with respect to the Issuer has been publicly disclosed to the shareholders of the Issuer (and has not been withdrawn or terminated) prior to the Issuer's shareholders' meeting and, within 12 months after such termination of the Merger Agreement, the Issuer enters into an agreement providing for the consummation of an Acquisition Proposal or an Acquisition Proposal is consummated.

          The obligation of the Issuer to issue shares of Common Stock upon the exercise of the Option by Coltec is subject to certain conditions, including, but not limited to, the expiration of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Competition Act (Canada), receipt of all third party or governmental consents required under the Merger Agreement to be obtained by either Coltec or the Issuer (except such consents as are determined to be immaterial) and no preliminary injunction or other court order prohibiting the issuance of the shares of Common Stock being in effect.

          The Option shall terminate (1) upon the effective date of the Merger, (2) if the Merger Agreement is terminated for reasons other than as set forth above, (3) if an Acquisition Proposal with respect to the Issuer has been publicly disclosed to the shareholders of the Issuer (and not withdrawn or terminated), but an agreement providing for the consummation of an Acquisition Proposal is not executed or an Acquisition Proposal is not consummated within 12 months after termination of the Merger Agreement,
(4) if the Option has not been exercised by Coltec within certain time periods set forth in the Option Agreement (generally within 30 days following a Trigger Event, subject to extension to 180 days in the event that there exists a legal impediment to Coltec's exercise of the Option at the expiration of such initial 30-day period) or (5) if the representations and warranties of Coltec contained in the Option Agreement or Merger Agreement are determined to be inaccurate (subject to materiality qualifications) upon certain specified dates or if Coltec is determined to be in material breach of any of its covenants contained in the Option Agreement or the Merger Agreement.

          The terms of the Option Agreement also provide for the ability of Coltec, at its election, to be paid cash by the Issuer during the Option's exercise period if the Market/Offer Price (as defined in the Option Agreement) is determined to be greater than $35.9375. The Market/Offer Price is defined, as of any date, as the higher of (1) the price per share offered as of such date pursuant to any tender or exchange offer or other public offer with respect to the highest Acquisition Proposal that was made prior to such date and not terminated or withdrawn as of such date and (2) the Fair Market Value (as defined in the Option Agreement) of the Common Stock as of such date.

          Pursuant to the Option Agreement, Coltec has agreed that, following the date thereof and prior to the fifth anniversary of the date thereof, it will vote all shares of capital stock of the Issuer acquired pursuant to the Option Agreement or otherwise beneficially owned by it on each matter submitted to a vote of shareholders of the Issuer proportionately with the votes cast by all other shareholders of the Issuer.

          Subject to the terms and conditions of the Option Agreement, the Issuer has granted Coltec the right, for a period of two years after the exercise of the Option, to request that the Issuer register under the Securities Act of 1933, as amended, all or a portion of the shares of Common Stock issuable upon the exercise of the Option pursuant to a bona fide firm commitment underwritten public offering. The Option Agreement provides that, other than pursuant to such a registered public offering, Coltec may not sell or otherwise transfer any shares of Common Stock obtained by it through exercise of the Option, unless such transaction (1) has been approved by a majority of the members of the Board of

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


Directors of the Issuer, which members were members of the Board of Directors of the Issuer prior to the announcement of such transaction, or
(2) would not result in any purchaser or transferee becoming, to Coltec's knowledge after reasonable inquiry, the beneficial owner of more than 1% of the then-outstanding Common Stock on a fully diluted basis.

          Except as provided in the Option Agreement, neither the Option Agreement nor the rights or obligations of either the Issuer or Coltec may be assigned without the written consent of the other party.

          Except as set forth in this Item 4, Coltec has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

          Copies of the Merger Agreement and both stock option agreements are filed as exhibits to the Issuer's Report on Form 8-K filed on November 24, 1998 and are incorporated herein by reference. The summary of the terms of the Merger Agreement and the Option Agreement contained in this Schedule 13D is not intended to be complete and is qualified in its entirety by reference to such exhibits.

Item 5.  Interest in Securities of the Issuer

          (a) Coltec may be deemed to be the beneficial owner of the shares of Common Stock issuable upon the exercise of the Option. As provided in the Option Agreement, Coltec may exercise the Option only upon the happening of one or more events, none of which has occurred. (See Item 4.) If the Option were exercised, the shares of Common Stock issuable to Coltec would represent 19.9% of the currently issued and outstanding shares of Common Stock (without giving effect to the issuance of such shares of Common Stock). Coltec has no right to vote or dispose of the shares of Common Stock subject to the Option and expressly disclaims beneficial ownership of all such shares. Except as set forth above, neither Coltec nor, to the best of its knowledge, any of the persons listed in Schedule I beneficially owns any shares of Common Stock.

          (b) If Coltec were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock issuable pursuant to the Option.

          (c) Coltec acquired the Option in connection with the Merger Agreement. (See Item 4.) Neither Coltec nor, to the best of its knowledge, any of the persons listed in Schedule I has effected any transactions in the Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except as described in Item 4 and Item 5 of this Schedule 13D, neither Coltec nor, to the best of its knowledge, any of the persons listed on Schedule I has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

1. Agreement and Plan of Merger, dated as of November 22, 1998, among The B.F.Goodrich Company, Runway Acquisition Corporation and Coltec Industries Inc. (Reference is made to Exhibit 99.2 to The B.F.Goodrich Company's Report on Form 8-K filed November 24, 1998, which Exhibit is incorporated herein by reference.)

2. Company Stock Option Agreement, dated as of November 22, 1998, between The B.F.Goodrich Company and Coltec Industries Inc. (Reference is made to Exhibit 99.3 to The B.F.Goodrich Company's Report on Form 8-K filed November 24, 1998, which Exhibit is incorporated herein by reference.)

3. Parent Stock Option Agreement, dated as of November 22, 1998, between The B.F.Goodrich Company and Coltec Industries Inc. (Reference is made to Exhibit 99.3 to The B.F.Goodrich Company's Report on Form 8-K filed November 24, 1998, which Exhibit is incorporated herein by reference.)


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


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 2, 1998       COLTEC INDUSTRIES INC

                               By: /s/ Robert J. Tubbs
                                   ------------------------------------
                                   Name:  Robert J. Tubbs
                                   Title: Executive Vice President,
                                          General Counsel and Secretary


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                                 SCHEDULE I

         Directors and Executive Officers of Coltec Industries Inc

          The names, business addresses and present principal occupations of the directors and executive officers of Coltec Industries Inc are set forth below. If no business address is given, the director's or executive officer's business address is Coltec Industries Inc, 3 Coliseum Centre, 2550 West Tyvola Road, Charlotte, North Carolina 28217. The business address of each of the directors of Coltec Industries Inc is also the business address of such director's employer, if any. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

I.  Directors


Joseph R. Coppola        Retired.  Formerly, Chairman, Chief Executive
                         Officer and President of Giddings & Lewis, Inc. (a
                         machine tool manufacturing company).
                         4021 Gulf Shore Blvd. N., #2005, Naples, FL
                         34103

William H. Grigg         Retired.  Formerly Chairman and Chief Executive
                         Officer of Duke Energy Corporation (a public utility company).
                         2301 Hopedale Avenue, Charlotte, NC 28207

David D. Harrison        Executive Vice President and Chief Financial
                         Officer
                         Coltec Industries Inc

John W. Guffey, Jr.      Chairman and Chief Executive Officer
                         Coltec Industries Inc

William R. Holland       Chairman and Chief Executive Officer of United
                         Dominion Industries (a diversified industrial manufacturing company).
                         United Dominion Industries, One First Union
                         Center, 301 South College Street, Charlotte, NC
                         28202-6039

David I. Margolis        Retired.  Formerly Chairman of the Board and
                         Chief Executive Officer of Coltec Industries Inc.
                         147 East 48th Street, New York, NY 10017

Joel Moses               Retired.  Formerly, Provost of the Massachusetts
                         Institute of Technology.
                         400 West 119th Street
                         New York, NY 10027

Richard A. Stuckey       Retired.  Formerly, Chief Economist of E.I. du
                         Pont de Nemours and Company, Inc. (a diversified chemical manufacturing company).
                         3502 SE Doubleton Drive, Stuart, FL 34997

Nishan Teshoian          President and Chief Operating Officer
                         Coltec Industries Inc


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


II.  Executive Officers

Joseph F. Andolino        Vice President, Business Development and Taxes
                          Coltec Industries Inc

Michael J. Burdulis       Senior Vice President, Group Operations
                          Coltec Industries Inc

John W. Guffey, Jr.       Chairman and Chief Executive Officer
                          Coltec Industries Inc

David D. Harrison         Executive Vice President and Chief Financial
                          Officer
                          Coltec Industries Inc

Paul R. Kuhn              Senior Vice President, Group Operations
                          Coltec Industries Inc

John N. Maier             Vice President and Controller
                          Coltec Industries Inc

Laurence H. Polsky        Executive Vice President, Administration
                          Coltec Industries Inc

Nishan Teshoian           President and Chief Operating Officer
                          Coltec Industries Inc

Robert J. Tubbs           Executive Vice President, General Counsel and
                          Secretary
                          Coltec Industries Inc

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